Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
6D Comverge, Inc.	Delaware

Comverge Canada, Inc.	Canada

Comverge Control Systems, Ltd.	Israel

Comverge Energy Management, Inc.	Texas

Comverge Energy Partners, Ltd.	Texas

Comverge Utah, Inc.	Utah